EXHIBIT 99.2
                                                                    ------------



ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENT OF EARNINGS

                                                                             THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30   September 30        SEPTEMBER 30   September 30
(unaudited)                                                                 2003           2002                2003           2002
(in millions of Canadian dollars, except per share amounts)                    $              $                   $              $
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                  1,176          1,284               3,578          3,806
-----------------------------------------------------------------------------------------------------------------------------------

Cost of products sold                                                      1,003          1,048               3,076          3,028
Selling, general and administrative expenses                                  45             40                 135            123
Amortization of fixed assets                                                 155            163                 467            479
Amortization of intangible assets                                              4              4                  12             12
-----------------------------------------------------------------------------------------------------------------------------------
Operating profit (loss) from continuing operations                           (31)            29                (112)           164
Financial expenses (note 3)                                                   97            120                 296            353
Loss (gain) on translation of foreign currencies                             (13)           192                (585)           (30)
Other expenses                                                                 3              4                   8             10
-----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before the following items       (118)          (287)                169           (169)
Income tax recovery                                                          (49)           (73)                (85)          (102)
Non-controlling interests                                                     --              1                  (5)             5
-----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations                                   (69)          (215)                259            (72)
Earnings from discontinued operations                                         --            292                  --            302
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) for the period                                           (69)            77                 259            230
===================================================================================================================================

Earnings (loss) per common share (basic and diluted)
  From continuing operations                                               (0.16)         (0.49)               0.59          (0.16)
  Net earnings (loss)                                                      (0.16)          0.17                0.59           0.52
===================================================================================================================================

Weighted average number of common
      shares outstanding (in millions)                                       440            440                 440            440
===================================================================================================================================


CONSOLIDATED STATEMENT OF DEFICIT

                                                                             THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30   September 30        SEPTEMBER 30   September 30
(unaudited)                                                                 2003           2002                2003           2002
(in millions of Canadian dollars)                                              $              $                   $              $
-----------------------------------------------------------------------------------------------------------------------------------
Deficit, beginning of period                                                (224)          (515)               (497)          (580)
Net earnings (loss) for the period                                           (69)            77                 259            230
Dividends declared                                                           (11)           (44)                (66)          (132)
-----------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                      (304)          (482)               (304)          (482)
===================================================================================================================================

ABITIBI-CONSOLIDATED INC.
Consolidated Statement of Cash Flows

                                                                             THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30   September 30        SEPTEMBER 30   September 30
(unaudited)                                                                 2003           2002                2003           2002
(in millions of Canadian dollars, except per share amounts)                    $              $                   $              $
-----------------------------------------------------------------------------------------------------------------------------------

CONTINUING OPERATING ACTIVITIES
Earnings (loss) from continuing operations                                   (69)          (215)                259            (72)
Amortization                                                                 159            167                 479            491
Future income taxes                                                          (56)           (67)                (84)          (116)
Loss (gain) on translation of foreign currency long-term debt                (20)           199                (648)           (35)
Employee future benefits                                                     (12)            (7)                (23)           (39)
Non-controlling interests                                                     --              1                  (5)             5
Other non-cash items                                                           8              7                  17             17
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              10             85                  (5)           251
Changes in non-cash operating working capital components                      17            (52)                 67           (194)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from continuing operating activities                               27             33                  62             57
-----------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Increase in long-term debt                                                   167            233               1,405            602
Repayment of long-term debt                                                 (143)          (654)             (1,196)          (968)
Financing fees                                                                (2)            --                  (9)            --
Cash contributions by non-controlling interests in subsidiaries                5             --                  26             --
Dividends paid to shareholders                                               (11)           (44)                (99)          (132)
Net proceeds on issuance of shares                                            --             --                   2             --
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) financing activities of continuing operations       16           (465)                129           (498)
-----------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Additions to fixed assets                                                    (68)           (39)               (162)          (146)
Net proceeds on disposal of discontinued operations                           --            463                  --            463
Investments                                                                   (4)             1                 (25)           (28)
Other                                                                         --             --                 (22)            --
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) investing activities of continuing operations      (72)           425                (209)           289
-----------------------------------------------------------------------------------------------------------------------------------

Cash used in continuing operations                                           (29)            (7)                (18)          (152)
Cash generated by discontinued operations                                     --             31                  --             47
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents during the period           (29)            24                 (18)          (105)
Currency translation adjustment on cash                                        1             --                 (17)            (4)
Cash and cash equivalents, beginning of period                               139             75                 146            208
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                     111             99                 111             99
===================================================================================================================================

     Components of the changes in non-cash operating working capital
         Accounts receivable                                                  36            (35)                197           (148)
         Inventories                                                         (50)           (11)                (29)            65
         Prepaid expenses                                                     (1)           (13)                 (3)           (24)
         Accounts payable and accrued liabilities                             32              7                 (98)           (87)
                                                                        -----------------------            -----------------------
                                                                              17            (52)                 67           (194)
                                                                        -----------------------            -----------------------

     Cash outflows (inflows) during the period related to
         Interest on long-term debt                                          105            126                 298            352
         Income taxes                                                          1              2                  (3)            33
                                                                        -----------------------            -----------------------
                                                                             106            128                 295            385
                                                                        -----------------------            -----------------------

ABITIBI-CONSOLIDATED INC.
Consolidated Balance Sheet

                                                                SEPTEMBER 30    December 31
(unaudited)                                                             2003           2002
(in millions of Canadian dollars)                                          $              $
--------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                111            146
Accounts receivable                                                      338            535
Inventories                                                              794            780
Prepaid expenses                                                          61             59
--------------------------------------------------------------------------------------------
                                                                       1,304          1,520

Investments                                                              269            264
Fixed assets                                                           6,642          7,138
Intangible assets                                                        489            501
Other assets                                                              97             74
Goodwill                                                               1,401          1,426
--------------------------------------------------------------------------------------------
                                                                      10,202         10,923
============================================================================================




LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                 952          1,100
Long-term debt due within one year                                       290            225
--------------------------------------------------------------------------------------------
                                                                       1,242          1,325

Long-term debt                                                         4,834          5,408
Employee future benefits                                                  99            135
Future income taxes                                                      703            765
Deferred gain                                                            123            134
Non-controlling interests                                                157             70

SHAREHOLDERS' EQUITY
Capital stock (note 1 b)                                               3,517          3,520
Contributed surplus                                                       14             14
Deficit                                                                 (304)          (497)
Foreign currency translation adjustment                                 (183)            49
--------------------------------------------------------------------------------------------
                                                                       3,044          3,086
--------------------------------------------------------------------------------------------
                                                                      10,202         10,923
============================================================================================

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED BUSINESS SEGMENTS

(unaudited)
(in millions of Canadian dollars)

                                                          Net                      Operating      Additions to         Sales
                                                        sales    Amortization           loss      fixed assets        Volume
THREE MONTHS ENDED SEPTEMBER 30, 2003                       $               $              $                $
-----------------------------------------------------------------------------------------------------------------------------------
Newsprint                                                 678              99            (12)              27          1,115  (a)
Value-added groundwood papers                             349              45            (12)              33            458  (a)
Wood products (1)                                         149              15             (7)               8            466  (b)
-----------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                   1,176             159            (31)              68
===================================================================================================================================


                                                          Net                      Operating      Additions to         Sales
                                                        sales    Amortization   profit (loss)     fixed assets        Volume
Three months ended September 30, 2002                       $               $              $                $
-----------------------------------------------------------------------------------------------------------------------------------
Newsprint                                                 749             104              3               27          1,197  (a)
Value-added groundwood papers                             390              48             33                6            458  (a)
Wood products (1)                                         145              15             (7)               6            428  (b)
-----------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                   1,284             167             29               39
===================================================================================================================================


                                                          Net                      Operating      Additions to         Sales
                                                        sales    Amortization           loss      fixed assets        Volume
NINE MONTHS ENDED SEPTEMBER 30, 2003                        $               $              $                $
-----------------------------------------------------------------------------------------------------------------------------------
Newsprint                                               2,092             300            (43)              63          3,410  (a)
Value-added groundwood papers                           1,048             136            (17)              83          1,347  (a)
Wood products (1)                                         438              43            (52)              16          1,454  (b)
-----------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                   3,578             479           (112)             162
===================================================================================================================================


                                                          Net                      Operating      Additions to         Sales
                                                        sales    Amortization   profit (loss)     fixed assets        Volume
Nine months ended September 30, 2002                        $               $              $                $
-----------------------------------------------------------------------------------------------------------------------------------
Newsprint                                               2,124             312             (1)             115          3,408  (a)
Value-added groundwood papers                           1,148             140            105               17          1,317  (a)
Wood products (1)                                         534              39             60               14          1,341  (b)
-----------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                   3,806             491            164              146
===================================================================================================================================


     (1) Wood products sales are presented net of inter-segment sales of $66 million in the three months ended September 30, 2003 ($48 million in the three months ended September 30, 2002) and $199 million in the nine months ended September 30, 2003 ($156 million in the nine months ended September 30, 2002).


     (a) in thousands of tonnes

     (b) in millions of board feet

                                                                                                  SEPTEMBER 30    December 31
                                                                                                         2003           2002
TOTAL ASSETS                                                                                                $              $
-----------------------------------------------------------------------------------------------------------------------------------
Newsprint                                                                                               6,594          7,095
Value-added groundwood papers                                                                           2,843          3,010
Wood products                                                                                             765            818
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       10,202         10,923
===================================================================================================================================

ABITIBI-CONSOLIDATED INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements of Abitibi-Consolidated Inc. (the "Company") are expressed in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles.

         These consolidated financial statements are prepared using the same accounting principles and application thereof as the financial statements for the year ended December 31, 2002, except for the following:

a)       PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company, all its subsidiaries and its proportionate interest in joint venture partnerships. The investments in companies subject to significant influence are accounted for using the equity method.

         Since January 1, 2003, the Company has an option, at a predetermined nominal amount, to purchase the other joint venture partner's 50% interest in Alabama River Newsprint Company ("Alabama") and Alabama River Recycling Company ("Alabama Recycling"). This option may be exercised until June 30, 2005. After expiration of this option, the other partner has a put option, for 45 days, that, if exercised, could force the Company to acquire its 50% interest.

         In accordance with Section 1590 of the Canadian Institute of Chartered Accountants Handbook (the "Handbook"), control exists even if the Company does not own the majority voting interest because it has the ability to elect the majority of the members of the board of directors through ownership of an option that, if exercised, would give the Company the majority voting interest. Accordingly, the Company's consolidated financial position as at September 30, 2003 and the consolidated results of its operations and its cash flows for the nine months ended September 30, 2003 include the accounts of Alabama and Alabama Recycling, which are no longer included on a proportionate consolidation basis.

b)       SHARE PURCHASE FINANCING

         Effective January 1, 2003, the Company applied the new guidelines of Emerging Issues Committee Abstract 132 of the Handbook on accounting for share purchase loans receivable from employees and accordingly, those loans, totaling $5 million as at January 1, 2003, are no longer presented as accounts receivable, but as a deduction from shareholders' equity, more precisely from capital stock. Also, interest received on such loans is no longer considered as income, but accounted for as a capital transaction in shareholders' equity.


2.       STOCK-BASED COMPENSATION PLANS - STOCK OPTION PLANS

         The Company has stock option plans for eligible employees and non-employee directors of the Company, under which common shares of the Company may be purchased at a price equal to the market price of the common shares at the date of granting of the option. The right to exercise the options generally vests over a period of four years of continuous employment or immediately for non-employee directors of the Company. The options can be exercised over a period not to exceed 10 years from the date of the grant. Under these plans, a maximum of 19,950,000 stock options may be granted. During the nine months ended September 30, 2003, the Company granted 2,336,987 stock options at an average exercise price of $10.94.

         In accordance with Section 3870 of the Handbook and using the straight-line method over the vesting period, the following pro forma disclosures present the effect on income had the fair value-based method been chosen. Only stock options granted after the adoption date have been fair valued.

                                                                THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                      SEPTEMBER 30               SEPTEMBER 30
                                                                  2003        2002           2003        2002
(in millions of Canadian dollars, except per share amounts)          $           $              $           $
-------------------------------------------------------------------------------------------------------------
Net earnings (loss)
   As reported                                                     (69)         77            259         230
   Pro forma                                                       (70)         76            256         229

Earnings (loss) per share
   As reported                                                   (0.16)       0.17           0.59        0.52
   Pro forma                                                     (0.16)       0.17           0.58        0.52

The fair value of each option granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

Assumptions
   Dividend yield                                                                             3.6%        3.0%
   Volatility                                                                                36.5%       29.9%
   Risk-free interest rate                                                                    4.7%        5.2%
   Expected option lives (in years)                                                           5.9         5.9

Weighted average fair value of each option ($/option)                                        4.78        5.33


3.       FINANCIAL EXPENSES

                                                                THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                      SEPTEMBER 30               SEPTEMBER 30
                                                                  2003        2002           2003        2002
(in millions of Canadian dollars)                                    $           $              $           $
-------------------------------------------------------------------------------------------------------------
Interest on long-term debt                                          94         109            292         339
Amortization of deferred financing fees                              2           1              4           5
Write-off of unamortized financing fees and premium on early
   retirement of debt                                               --          10             --          10
Interest income                                                     (1)         (1)            (6)         (3)
Other                                                                2           1              6           2
-------------------------------------------------------------------------------------------------------------
                                                                    97         120            296         353
=============================================================================================================


4.       LONG-TERM DEBT

         On June 13, 2003, the Company issued US$150 million 5.25% notes due 2008 and US$350 million 6% notes due 2013. The net proceeds of this issue were used to repay bank indebtedness.

5.       COMMITMENTS AND GUARANTEES

a)       COMMITMENTS

         On December 11, 2002, the Company announced the conversion of the newsprint machine at its mill in Alma, Quebec, to the Company developed groundwood paper known as Equal OffsetTM. The total cost of this project is estimated at $181 million, including capitalized interest. As at September 30, 2003, $64 million has been incurred, and firm commitments of $87 million have been made in connection with this capital project.

         On September 10, 2003, Pan Asia Paper Co. Pte Ltd, a 50 percent joint-venture of Abitibi-Consolidated, announced the creation of a 65-35 percent joint venture with Hebei Longteng Paper Corporation of China to build and operate a newsprint mill in the industrially developed Hebei Province of China. The total cost of this project is estimated at approximately US$300 million.

b)       INDEMNITIES

         The Company has, over time, sold portions of its business, including discontinued operations. Pursuant to the sale agreements, the Company may have to indemnify the purchaser against liabilities related to events prior to the sale, such as tax, environmental, litigation and employment matters or related to representations made by the Company. These types of indemnification guarantees extend for periods not exceeding 10 years.

         The Company is unable to estimate the potential liability for these types of indemnification guarantees as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. However, the maximum guarantee is not to exceed the proceeds from the disposal.

         Historically, the Company has not incurred any significant expense under such agreements.

6.       COMPARATIVE FIGURES

         Certain comparative figures presented in the financial statements have been reclassified to conform to the current period presentation.